Exhibit 99.7

Total financial statements

Third quarter and first nine months 2004 consolidated accounts, French GAAP

CONSOLIDATED STATEMENTS OF INCOME
Total

Third quarter	Third quarter		9 months	9 months
2004	2003	Amounts in millions of euros (1)	2004	2003
(unaudited)	(unaudited)		(unaudited)	(unaudited)
31,111	24,469	Total sales	87,868	77,119
(25,390)	(20,307)	Operating expenses	(72,258)	(63,815)
(1,280)	(1,264)	Depreciation, depletion, and amortization of tangible assets	(3,704)	(3,672)

		Operating income
(32)	(41)	Corporate	(140)	(163)
4,473	2,939	Business segments *	12,046	9,795

4,441	2,898	Total operating income	11,906	9,632

(33)	(27)	Interest expense, net	(116)	(111)
41	20	Dividend income on non-consolidated subsidiaries	135	96
—	(1)	Dividends on subsidiaries’ redeemable preferred shares	(3)	(4)
(151)	(134)	Other income (expense), net	(404)	(628)
(2,258)	(1,317)	Provision for income taxes	(5,889)	(4,168)
423	342	Equity in income (loss) of affiliates	1,012	868

2,463	1,781	Income before amortization of acquisition goodwill	6,641	5,685

(26)	(32)	Amortization of acquisition goodwill	(83)	(98)

2,437	1,749	Consolidated net income	6,558	5,587

69	39	of which minority interest	183	152

2,368	1,710	NET INCOME **	6,375	5,435

3.86	2.71	Earnings per share (euros) ***	10.31	8.52

4,473	2,939	* Operating income from business segments, adjusted for special items	12,046	9,795

2,245	1,570	Net operating income from business segments, adjusted for special items	6,288	5,340

2,380	1,710	** Net income (Group share), adjusted for special items	6,520	5,597

3.87	2.71	*** Earnings per share, adjusted for special items (euros)	10.54	8.77

		(1) Except for earnings per share

CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros
	September 30,	June 30,	December 31,	September 30,
	2004	2004	2003	2003
	(unaudited)	(unaudited)		(unaudited)
ASSETS

NON-CURRENT ASSETS
Intangible assets, net	2,056	2,089	2,017	2,089
Property, plant, and equipment, net	37,398	37,547	36,286	37,146
Equity affiliates: investments and loans	8,420	8,215	7,833	8,078
Other investments	1,207	1,196	1,162	1,228
Other non-current assets	3,059	3,317	3,152	3,527

Total non-current assets	52,140	52,364	50,450	52,068

CURRENT ASSETS
Inventories, net	7,044	6,263	6,137	6,163
Accounts receivable, net	14,646	14,214	12,357	12,111
Prepaid expenses and other current assets	4,660	4,710	4,779	5,057
Short-term investments	1,356	1,369	1,404	1,413
Cash and cash equivalents	12,523	11,310	4,836	9,676

Total current assets	40,229	37,866	29,513	34,420

TOTAL ASSETS	92,369	90,230	79,963	86,488

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,543	6,538	6,491	6,788
Paid-in surplus and retained earnings	34,307	31,917	30,408	32,352
Cumulative translation adjustment	(2,997)	(2,626)	(3,268)	(2,197)
Treasury shares	(5,788)	(5,133)	(3,225)	(6,662)

Total shareholders’ equity	32,065	30,696	30,406	30,281

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	403	411	396	429

MINORITY INTEREST	674	625	664	637

LONG-TERM LIABILITIES
Deferred income taxes	5,591	5,665	5,443	5,628
Employee benefits	3,833	3,870	3,818	4,009
Other liabilities	6,225	6,426	6,344	6,623

Total long-term liabilities	15,649	15,961	15,605	16,260

LONG-TERM DEBT	10,666	10,759	9,783	9,849

CURRENT LIABILITIES
Accounts payable	12,052	11,214	10,304	9,496
Other creditors and accrued liabilities	10,753	10,012	8,970	10,771
Short-term borrowings and bank overdrafts	10,107	10,552	3,835	8,765

Total current liabilities	32,912	31,778	23,109	29,032

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	92,369	90,230	79,963	86,488

CONSOLIDATED STATEMENTS OF CASH FLOWS
Total

Third quarter	Third quarter		9 months	9 months
2004	2003	Amounts in millions of euros	2004	2003
(unaudited)	(unaudited)		(unaudited)	(unaudited)
		CASH FLOW FROM OPERATING ACTIVITIES

2,437	1,749	Consolidated net income	6,558	5,587
1,378	1,340	Depreciation, depletion, and amortization	3,975	3,904
(49)	(243)	Long-term liabilities, valuation allowances, and deferred taxes	(13)	(409)
81	90	Unsuccessful exploration costs	263	251
4	(28)	(Gains)/Losses on sales of assets	(142)	127
(332)	(298)	Equity in income of affiliates (in excess of)/less than dividends received	(491)	(489)
121	6	Other changes, net	142	9

3,640	2,616	Cash flow from operating activities before changes in working capital	10,292	8,980
395	633	(Increase)/Decrease in operating assets and liabilities	449	1,225

4,035	3,249	CASH FLOW FROM OPERATING ACTIVITIES (1)	10,741	10,205

		CASH FLOW USED IN INVESTING ACTIVITIES

(1,648)	(1,384)	Intangible assets and property, plant, and equipment additions	(4,497)	(3,915)
(80)	(92)	Exploration expenditures charged to expenses	(238)	(234)
(28)	(345)	Acquisitions of subsidiaries, net of cash acquired	(37)	(337)
(19)	(42)	Investments in equity affiliates and other securities	(108)	(80)
(152)	(53)	Increase in long-term loans	(596)	(352)

(1,927)	(1,916)	Total expenditures	(5,476)	(4,918)
28	22	Proceeds from sale of intangible assets and property, plant, and equipment	171	148
—	(1)	Proceeds from sale of subsidiaries, net of cash sold	1	734
8	21	Proceeds from sale of non-current investments	49	89
149	108	Repayment of long-term loans	317	329

185	150	Total divestitures	538	1,300
13	263	(Increase)/Decrease in short-term investments	49	108

(1,729)	(1,503)	CASH FLOW USED IN INVESTING ACTIVITIES	(4,889)	(3,510)

		CASH FLOW FROM FINANCING ACTIVITIES

		Issuance and repayment of shares:
—	24	Parent company’s shareholders	371	69
(655)	(966)	Purchase of treasury shares	(2,563)	(3,516)
36	14	Minority shareholders	118	37
—	—	Subsidiaries’ redeemable preferred shares	—	—
		Cash dividends paid:
—	—	— Parent company’s shareholders	(2,853)	(2,571)
(4)	(6)	— Minority shareholders	(145)	(114)
460	(131)	Net issuance/(repayment) of long-term debt	1,700	1,278
(680)	(437)	Increase/(Decrease) in short-term borrowings and bank overdrafts	5,189	3,070
1	(1)	Other changes, net	(2)	(4)

(842)	(1,503)	CASH FLOW FROM FINANCING ACTIVITIES	1,815	(1,751)

1,464	243	Net increase/decrease in cash and cash equivalents	7,667	4,944
(251)	(99)	Effect of exchange rates and changes in reporting entity on cash and cash equivalents	20	(234)
11,310	9,532	Cash and cash equivalents at the beginning of the year or period	4,836	4,966

12,523	9,676	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	12,523	9,676

(1)	Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 65 millions of euros for the third quarter 2004, 287 millions of euros for the first nine months of 2004.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros
Third quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,899	20,979	5,228	5		31,111
Intersegment sales	3,984	838	220	75	(5,117)	—

Total sales	8,883	21,817	5,448	80	(5,117)	31,111

Depreciation, depletion, and amortization of tangible assets	(872)	(212)	(187)	(9)		(1,280)

Operating income	3,406	752	315	(32)		4,441

Amortization of intangible assets and acquisition goodwill	(6)	(31)	(28)	(10)		(75)
Equity in income (loss) of affiliates and other items	132	36	(11)	204		361
Tax on net operating income	(2,005)	(236)	(91)	58		(2,274)

Net operating income	1,527	521	185	220		2,453

Net cost of net debt						(16)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(69)

Net income						2,368

Third quarter 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Total sales
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(18)	—		(18)
Tax on net operating income	—	—	6	—		6

Net operating income	—	—	(12)	—		(12)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(12)

Third quarter 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,899	20,979	5,228	5	—	31,111
Intersegment sales	3,984	838	220	75	(5,117)	—

Total sales	8,883	21,817	5,448	80	(5,117)	31,111

Depreciation, depletion, and amortization of tangible assets	(872)	(212)	(187)	(9)		(1,280)

Operating income	3,406	752	315	(32)		4,441

Amortization of intangible assets and acquisition goodwill	(6)	(31)	(28)	(10)		(75)
Equity in income (loss) of affiliates and other items	132	36	7	204		379
Tax on net operating income	(2,005)	(236)	(97)	58		(2,280)

Net operating income	1,527	521	197	220		2,465

Net cost of net debt						(16)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(69)

Net income						2,380

Third quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	1,381	351	200	(5)		1,927
Divestitures at selling price	114	45	19	7		185
Cash flow from operating activities (1)	2,265	828	289	653		4,035

(1)	In the Chemicals segment, this figure amounts to 354 millions of euros excluding an amount of 65 millions of euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros
Third quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,263	16,014	4,182	10	—	24,469
Intersegment sales	2,860	561	165	23	(3,609)	—

Total sales	7,123	16,575	4,347	33	(3,609)	24,469

Depreciation, depletion, and amortization of tangible assets	(841)	(228)	(182)	(13)		(1,264)

Operating income	2,502	335	102	(41)		2,898

Amortization of intangible assets and acquisition goodwill	(3)	(24)	(37)	(6)		(70)
Equity in income (loss) of affiliates and other items	36	77	6	148		267
Tax on net operating income	(1,294)	(101)	(29)	103		(1,321)

Net operating income	1,241	287	42	204		1,774

Net cost of net debt						(24)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(40)

Net income						1,710

Third quarter 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Total sales
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	—	—		—
Tax on net operating income	—	—	—	—		—

Net operating income	—	—	—	—		—

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						—

Third quarter 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,263	16,014	4,182	10		24,469
Intersegment sales	2,860	561	165	23	(3,609)	—

Total sales	7,123	16,575	4,347	33	(3,609)	24,469

Depreciation, depletion, and amortization of tangible assets	(841)	(228)	(182)	(13)		(1,264)

Operating income	2,502	335	102	(41)		2,898

Amortization of intangible assets and acquisition goodwill	(3)	(24)	(37)	(6)		(70)
Equity in income (loss) of affiliates and other items	36	77	6	148		267
Tax on net operating income	(1,294)	(101)	(29)	103		(1,321)

Net operating income	1,241	287	42	204		1,774

Net cost of net debt						(24)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(40)

Net income						1,710

Third quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	1,258	212	453	(7)		1,916
Divestitures at selling price	85	63	10	(8)		150
Cash flow from operating activities (1)	2,569	269	281	130		3,249

(1)	In the Chemicals segment, this figure amounts to 583 millions of euros excluding an amount of 302 millions of euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros
9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	15,547	57,501	14,797	23		87,868
Intersegment sales	10,416	2,034	511	128	(13,089)	—

Total sales	25,963	59,535	15,308	151	(13,089)	87,868

Depreciation, depletion, and amortization of tangible assets	(2,460)	(640)	(578)	(26)		(3,704)

Operating income	9,360	2,025	661	(140)		11,906

Amortization of intangible assets and acquisition goodwill	(16)	(84)	(87)	(27)		(214)
Equity in income (loss) of affiliates and other items	403	152	(180)	491		866
Tax on net operating income	(5,335)	(625)	(133)	168		(5,925)

Net operating income	4,412	1,468	261	492		6,633

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(186)

Net income						6,375

9 months 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Total sales
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(220)	—		(220)
Tax on net operating income	—	—	73	—		73

Net operating income	—	—	(147)	—		(147)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						2

Net income						(145)

9 months 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	15,547	57,501	14,797	23		87,868
Intersegment sales	10,416	2,034	511	128	(13,089)	—

Total sales	25,963	59,535	15,308	151	(13,089)	87,868

Depreciation, depletion, and amortization of tangible assets	(2,460)	(640)	(578)	(26)		(3,704)

Operating income	9,360	2,025	661	(140)		11,906

Amortization of intangible assets and acquisition goodwill	(16)	(84)	(87)	(27)		(214)
Equity in income (loss) of affiliates and other items	403	152	40	491		1,086
Tax on net operating income	(5,335)	(625)	(206)	168		(5,998)

Net operating income	4,412	1,468	408	492		6,780

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(188)

Net income						6,520

9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,924	893	613	46		5,476
Divestitures at selling price	315	127	68	28		538
Cash flow from operating activities (1)	7,239	2,952	229	321		10,741

(1)	In the Chemicals segment, this figure amounts to 516 millions of euros excluding an amount of 287 millions of euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros
9 months 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,553	50,617	12,925	24		77,119
Intersegment sales	8,650	1,712	414	81	(10,857)	—

Total sales	22,203	52,329	13,339	105	(10,857)	77,119

Depreciation, depletion, and amortization of tangible assets	(2,447)	(652)	(548)	(25)		(3,672)

Operating income	7,824	1,570	401	(163)		9,632

Amortization of intangible assets and acquisition goodwill	(11)	(72)	(106)	(16)		(205)
Equity in income (loss) of affiliates and other items	195	233	(389)	446		485
Tax on net operating income	(4,144)	(453)	100	285		(4,212)

Net operating income	3,864	1,278	6	552		5,700

Net cost of net debt						(109)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(156)

Net income						5,435

9 months 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Total sales
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(213)	40		(173)
Tax on net operating income	—	—	21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

9 months 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,553	50,617	12,925	24		77,119
Intersegment sales	8,650	1,712	414	81	(10,857)	—

Total sales	22,203	52,329	13,339	105	(10,857)	77,119

Depreciation, depletion, and amortization of tangible assets	(2,447)	(652)	(548)	(25)		(3,672)

Operating income	7,824	1,570	401	(163)		9,632

Amortization of intangible assets and acquisition goodwill	(11)	(72)	(106)	(16)		(205)
Equity in income (loss) of affiliates and other items	195	233	(176)	406		658
Tax on net operating income	(4,144)	(453)	79	295		(4,223)

Net operating income	3,864	1,278	198	522		5,862

Net cost of net debt						(109)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(156)

Net income						5,597

9 months 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,554	531	788	45		4,918
Divestitures at selling price	309	120	797	74		1,300
Cash flow from operating activities (1)	7,024	3,312	96	(227)		10,205

(1)	In the Chemicals segment, this figure amounts to 730 millions of euros excluding an amount of 634 millions of euros paid relating to the Toulouse AZF plant explosion.

CONSOLIDATED STATEMENTS OF INCOME (Impact of special items)
Total
(unaudited)

	9 months 2004		9 months 2003
			Consolidated
	Adjusted for		statement of	Adjusted for
Amounts in millions of euros	special items	Special items	income	special items
Total sales	87,868	—	87,868	77,119
Operating expenses	(72,258)	—	(72,258)	(63,815)
Depreciation, depletion, and amortization of tangible assets	(3,704)	—	(3,704)	(3,672)

Operating income
Corporate	(140)	—	(140)	(163)
Business segments	12,046	—	12,046	9,795

Total operating income	11,906	—	11,906	9,632

Interest expense, net	(116)	—	(116)	(111)
Dividend income on non-consolidated subsidiaries	135	—	135	96
Dividends on subsidiaries’ redeemable preferred shares	(3)	—	(3)	(4)
Other income (expense), net	(184)	(220)	(404)	(466)
Provision for income taxes	(5,962)	73	(5,889)	(4,168)
Equity in income (loss) of affiliates	1,012	—	1,012	868

Income before amortization of acquisition goodwill	6,788	(147)	6,641	5,847

Amortization of acquisition goodwill	(83)	—	(83)	(98)

Consolidated net income	6,705	(147)	6,558	5,749

of which minority interest	185	(2)	183	152

NET INCOME	6,520	(145)	6,375	5,597

	Third quarter 2004		Third quarter 2003
			Consolidated
	Adjusted for		statement of	Adjusted for
Amounts in millions of euros	special items	Special items	income	special items
Total sales	31,111	—	31,111	24,469
Operating expenses	(25,390)	—	(25,390)	(20,307)
Depreciation, depletion, and amortization of tangible assets	(1,280)	—	(1,280)	(1,264)

Operating income
Corporate	(32)	—	(32)	(41)
Business segments	4,473	—	4,473	2,939

Total operating income	4,441	—	4,441	2,898

Interest expense, net	(33)	—	(33)	(27)
Dividend income on non-consolidated subsidiaries	41	—	41	20
Dividends on subsidiaries’ redeemable preferred shares	—	—	—	(1)
Other income (expense), net	(133)	(18)	(151)	(134)
Provision for income taxes	(2,264)	6	(2,258)	(1,317)
Equity in income (loss) of affiliates	423	—	423	342

Income before amortization of acquisition goodwill	2,475	(12)	2,463	1,781

Amortization of acquisition goodwill	(26)	—	(26)	(32)

Consolidated net income	2,449	(12)	2,437	1,749

of which minority interest	69	—	69	39

NET INCOME	2,380	(12)	2,368	1,710

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR

THE FIRST NINE MONTHS OF 2004

(unaudited)

I.	ACCOUNTING POLICIES

The consolidated financial statements of TOTAL and its subsidiaries (together, the Company or Group) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulations Committee.

Furthermore, the Company applies the standards issued by the Financial Accounting Standard Board (FASB) which are compatible with the French Regulations and which contribute, in their current wording, to better reflect the assets and liabilities of the Company and the best comparability with the other oil majors, namely those from North America. The exceptions to the use of FASB standards are presented in the Annual Report as well as in the Annual Report under US Generally Accepted Accounting Principles (Form 20-F).

The accounting policies applied for the consolidated financial statements as of September 30, 2004 are the same as those used for the Financial Statements as of December 31, 2003.

II.	CHANGES IN THE GROUP STRUCTURE

There were no major changes in the Group structure during the first nine months of 2004.

III.	SPECIAL ITEMS

Special items of operating income

There were no special items affecting the operating income during the first nine months of 2004 and the first nine months of 2003.

Special items of net income

(in millions of euros)		Upstream	Downstream	Chemicals	Corporate	Total
9 months 2004	Restructuring charges	—	—	(43)	—	(43)
	Asset impairment	—	—	—	—	—
	Gain on assets’ sales	—	—	—	—	—
	Additional Toulouse- AZF reserve	—	—	(98)	—	(98)
	Other items	—	—	(4)	—	(4)

Total		—	—	(145)	—	(145)

9 months 2003	Restructuring charges	—	—	(34)	—	(34)
	Asset impairment	—	—	—	—	—
	Gain on assets’ sales	—	—	—	30	30
	Other items	—	—	(158)	—	(158)

Total		—	—	(192)	30	(162)

TOTAL

Notes to the consolidated financial statements for the first nine months of 2004

In the first nine months of 2004, the special items amount to (145) M€ and concern essentially an additional provision related to AZF plant explosion in Toulouse.

The special items that had a positive impact in the first nine months of 2003 include gains on the sale of Sanofi-Synthélabo shares, while the negative impacts include, in the Chemicals segment, a restructuring charge and a 155 M€ provision related to investigations of anti-trust practices by the European Commission.

IV.	SHAREHOLDERS’ EQUITY

Shares held by the parent company, TOTAL S.A.

As of September 30, 2004, TOTAL S.A. held 27,945,307 of its own shares, representing 4.27% of its share capital, detailed as follows:

—	9,765,307 shares allocated to covering share purchase option plans for Company employees; these shares are recorded as short-term investments and maintained within the total assets,

—	18,180,000 shares, of which 1,680,000 shares were purchased in November and December 2003, and 16,500,000 during the first nine months of 2004, pursuant to the authorization granted by the Ordinaries and Extraordinaries Shareholders’ Meetings held on May 6, 2003 and on May 14, 2004. These shares are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

As of September 30, 2004, TOTAL S.A. held indirectly, through its subsidiaries 25,082,817 of its own shares, representing 3.83% of its share capital:

—	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments and are recorded in short-term investments in the consolidated financial statements;

—	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval. These shares were deducted from the consolidated shareholders’ equity.

TOTAL

Notes to the consolidated financial statements for the first nine months of 2004

Consolidated statements of changes in shareholders’ equity

	Common shares issued		Paid-in surplus and retained	Cumulative translation	Treasury shares		Shareholders’
(in millions of euros)	Number	Amount	earnings	adjustments	Number	Amount	equity
As of December 31, 2002	687,190,510	6,872	30,514	(830)	(35,026,899)	(4,410)	32,146
Cash dividend	—	—	(2,571)	—	—	—	(2,571)
Net income for the 9 months	—	—	5,435	—	—	—	5,435
Issuance of common shares	1,529,923	15	92	—	—	—	107
Purchase of treasury shares	—	—	—	—	(27,715,000)	(3,516)	(3,516)
Cancellation of repurchased shares	(9,900,000)	(99)	(1,165)	—	9,900,000	1,264	—
Translation adjustments	—	—	—	(1,367)	—	—	(1,367)
Other changes, net	—	—	47	—	—	—	47

As of September 30, 2003	678,820,433	6,788	32,352	(2,197)	(52,841,899)	(6,662)	30,281

Cash dividend	—	—	—	—	—	—	—
Net income for the fourth quarter	—	—	1,590	—	—	—	1,590
Issuance of common shares	397,803	4	21	—	—	—	25
Purchase of treasury shares	—	—	—	—	(3,515,000)	(478)	(478)
Cancellation of repurchased shares	(30,100,000)	(301)	(3,614)	—	30,100,000	3,915	—
Translation adjustments	—	—	—	(1,071)	—	—	(1,071)
Other changes, net	—	—	59	—	—	—	59

As of December 31, 2003	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406

Cash dividend	—	—	(2,853)	—	—	—	(2,853)
Net income of the 9 months	—	—	6,375	—	—	—	6,375
Issuance of common shares	5,195,630	52	445	—	—	—	497
Purchase of treasury shares	—	—	—	—	(16,500,000)	(2,563)	(2,563)
Cancellation of repurchased shares	—	—	—	—	—	—	—
Translation adjustments	—	—	—	271	—	—	271
Other changes, net	—	—	(68)	—	—	—	(68)

As of September 30, 2004	654,313,866	6,543	34,307	(2,997)	(42,756,899)	(5,788)	32,065

TOTAL

Notes to the consolidated financial statements for the first nine months of 2004

V.	SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES

There were no operations on these preferred shares during the first nine months of 2004.

VI.	LONG-TERM DEBT

The Group has issued debenture loans through its subsidiary Total Capital during the first nine months of 2004:

—	Debenture 2.375% 2003-2010 (200 million CHF)

—	Debenture 4.875% 2004-2010 (250 million GBP)

—	Debenture 3.75% 2004-2010 (500 million EUR)

—	Debenture 6% 2004-2009 (150 million AUD)

—	Debenture 4.875% 2004-2010 (100 million GBP)

—	Debenture 4.875% 2004-2010 (150 million GBP)

—	Debenture 4% 2004-2010 (100 million CAD)

—	Debenture 5.75% 2004-2011 (100 million AUD)

—	Debenture 4.875% 2004-2011 (200 million CAD)

—	Debenture 5% 2002-2007 (75 million GBP)

—	Debenture 3.25% 2003-2008 (100 million USD)

—	Debenture 3.25% 2003-2008 (50 million USD)

—	Debenture 3.25% 2003-2008 (50 million USD)

The Group has reimbursed debenture loans during the first nine months of 2004:

—	Debenture 4% 2000-2004 (100 million CHF)

—	Debenture 4% 2000-2004 (150 million CHF)

—	Debenture 4% 2000-2004 (200 million CHF)

—	Debenture 6.875% 1997-2004 (300 million USD)

—	Debenture 2.25% 1999-2004 (250 million CHF)

—	Debenture 7% 1994-2004 (1,500 million FRF)

In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

VII.	ACQUISITION OF AVENTIS BY SANOFI-SYNTHELABO

Following the acquisition of Aventis by Sanofi-Synthèlabo occurring in August 2004, Total’s share in Sanofi Aventis has been reduced to approximately 13.4%, leading to a dilutive gain estimated at 2.3 billion euros after tax. Considering that the current works aimed at determining precisely the impact of this transaction in the Sanofi-Synthèlabo’s accounts are yet in progress, Total has decided to defer the recording in its accounts until the 4th quarter of 2004 in order to better assess the effects (dilutive gain and share of intermediate result). Consequently, the prior percentage for consolidation of Sanofi-Synthelabo has been maintained as of September 30, 2004 (25.6%).

TOTAL

Notes to the consolidated financial statements for the first nine months of 2004

VIII.	INFORMATION BY BUSINESS SEGMENT

	Amounts in millions of euros
9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	15,547	57,501	14,797	23		87,868
Intersegment sales	10,416	2,034	511	128	(13,089)	—

Total sales	25,963	59,535	15,308	151	(13,089)	87,868

Depreciation, depletion, and amortization of tangible assets	(2,460)	(640)	(578)	(26)		(3,704)

Operating income	9,360	2,025	661	(140)		11,906

Amortization of intangible assets and acquisition goodwill	(16)	(84)	(87)	(27)		(214)
Equity in income (loss) of affiliates and other items	403	152	(180)	491		866
Tax on net operating income	(5,335)	(625)	(133)	168		(5,925)

Net operating income	4,412	1,468	261	492		6,633

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(186)

Net income						6,375

9 months 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Total sales
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(220)	—		(220)
Tax on net operating income	—	—	73	—		73

Net operating income	—	—	(147)	—		(147)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						2

Net income						(145)

9 months 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	15,547	57,501	14,797	23		87,868
Intersegment sales	10,416	2,034	511	128	(13,089)	—

Total sales	25,963	59,535	15,308	151	(13,089)	87,868

Depreciation, depletion, and amortization of tangible assets	(2,460)	(640)	(578)	(26)		(3,704)

Operating income	9,360	2,025	661	(140)		11,906

Amortization of intangible assets and acquisition goodwill	(16)	(84)	(87)	(27)		(214)
Equity in income (loss) of affiliates and other items	403	152	40	491		1,086
Tax on net operating income	(5,335)	(625)	(206)	168		(5,998)

Net operating income	4,412	1,468	408	492		6,780

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(188)

Net income						6,520

9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,924	893	613	46		5,476
Divestitures at selling price	315	127	68	28		538
Cash flow from operating activities (1)	7,239	2,952	229	321		10,741

(1)	In the Chemicals segment, this figure amounts to 516 millions of euros excluding an amount of 287 millions of euros paid relating to the Toulouse AZF plant explosion.

TOTAL

Notes to the consolidated financial statements for the first nine months of 2004

	Amounts in millions of euros
9 months 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,553	50,617	12,925	24		77,119
Intersegment sales	8,650	1,712	414	81	(10,857)	—

Total sales	22,203	52,329	13,339	105	(10,857)	77,119

Depreciation, depletion, and amortization of tangible assets	(2,447)	(652)	(548)	(25)		(3,672)

Operating income	7,824	1,570	401	(163)		9,632

Amortization of intangible assets and acquisition goodwill	(11)	(72)	(106)	(16)		(205)
Equity in income (loss) of affiliates and other items	195	233	(389)	446		485
Tax on net operating income	(4,144)	(453)	100	285		(4,212)

Net operating income	3,864	1,278	6	552		5,700

Net cost of net debt						(109)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(156)

Net income						5,435

9 months 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Total sales
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(213)	40		(173)
Tax on net operating income	—	—	21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

9 months 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,553	50,617	12,925	24		77,119
Intersegment sales	8,650	1,712	414	81	(10,857)	—

Total sales	22,203	52,329	13,339	105	(10,857)	77,119

Depreciation, depletion, and amortization of tangible assets	(2,447)	(652)	(548)	(25)		(3,672)

Operating income	7,824	1,570	401	(163)		9,632

Amortization of intangible assets and acquisition goodwill	(11)	(72)	(106)	(16)		(205)
Equity in income (loss) of affiliates and other items	195	233	(176)	406		658
Tax on net operating income	(4,144)	(453)	79	295		(4,223)

Net operating income	3,864	1,278	198	522		5,862

Net cost of net debt						(109)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(156)

Net income						5,597

9 months 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,554	531	788	45		4,918
Divestitures at selling price	309	120	797	74		1,300
Cash flow from operating activities (1)	7,024	3,312	96	(227)		10,205

(1)	In the Chemicals segment, this figure amounts to 730 millions of euros excluding an amount of 634 millions of euros paid relating to the Toulouse AZF plant explosion.